UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 11, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of Q&A transcript related to the UBS Best of Switzerland conference held on
September 11, 2024, which appear immediately following this page.

UBS Best of Switzerland
Conference 2024

11 September 2024
Speeches by Sergio P. Ermotti
, Group Chief Executive

Officer,

and

Sabine Keller-Busse
, President Switzerland

and Personal & Corporate

Banking
Including Fireside

Q&A
Transcript.
Numbers for slides refer to the UBS Best of Switzerland

Conference presentation. Materials

and a
webcast replay are available

at
www.ubs.com/presentations

Sergio P.

Ermotti
Welcome to our annual Best of Switzerland conference.
Let me start by saying thank you for the

trust and confidence you place in UBS and

for joining us today.
It is our privilege to bring this group of clients on the

corporate and investor side together in our

home market.
This is the 27th time that we are hosting this flagship

conference. This continuity underscores the relevance of
Switzerland and our Swiss clients to UBS, and

the importance of the Swiss equity

market both domestically and
internationally.
You are

about to hear from market-leading companies

– companies that have shaped Switzerland’s

reputation
as one of the world’s most innovative and competitive

economies globally.
We are envied as a small nation that punches well above its

weight. This is largely due to our diverse

corporate
landscape, consisting of both large multinationals

and SMEs. And while some try to suggest

a conflict between
larger and smaller firms – a key concern

for me – I am convinced that it is the combination

of large and small,
of domestic and international, and of

broad-based and specialized firms that has

made Switzerland the
prosperous country we know.
At UBS, we take our responsibility to Switzerland, our

economy and our communities seriously.

Thanks to our financial strength, strong Swiss roots and international connectivity, we can offer expertise and
solutions to support companies, both big and

small. As a partner to over 200 thousand large,

medium and
small companies and one thousand pension

funds, we help businesses succeed and thrive

– by providing
financing, advice and access to our global network

and international presence.

The integration with Credit Suisse has further broadened

and deepened the offering of products and services

to
our Swiss and international clients.

As such, we are an even stronger pillar of Switzerland’s

position as the
leading international wealth management

hub. It is this position that allows our

country to attract excess
savings from around the world, lowering the financing

costs for our households and corporations.
I’m pleased with the progress we have made in our integration over the past 15 months. We are also mindful
of the challenges we will be facing in the next

phase, in particular when it comes

to client migration and IT
adjustments.
Looking ahead, the macro-economic outlook is increasingly uncertain,

with ongoing geopolitical tensions,
monetary easing and the US elections contributing

to heightened volatility.
At the same time, companies are weighing up the

opportunities and challenges created by emerging
technologies such as Generative AI, increasing regulation

and geopolitical and reputational risk.
You can continue to count on us for strategic advice, thought leadership and to stay on top of market trends as
you navigate this increasingly complex environment.
I wish you a productive and enjoyable conference.

Sabine Keller-Busse
Slide 1 – Key messages
Thank you Jens. Good morning, ladies

and gentlemen.

It’s been a year since we started the integration

of Credit Suisse Swiss Bank into UBS. I’m now pleased

to give
you an update on the importance of our

home market and our way forward here in Switzerland.
After we were asked by Swiss authorities to step in

to rescue Credit Suisse, we stabilized its client franchise

in a
matter of weeks. The merger of the Swiss

entities in July of this year was an important

milestone, and we are
now in the middle of the big task of integrating

the two banks.
The Credit Suisse crisis showed the importance of having

a sound and sustainable business model

with a pricing
that reflects the underlying risks and allows for adequate

levels of profitability. It is therefore our duty to fix the structural issues that we inherited and get back

to the return levels UBS had before the acquisition.

Only with
this we can remain a strong and reliable long-term partner for our clients and the Swiss economy.
The rescue of

Credit Suisse by UBS

combines two leading franchises in Switzerland…

and both UBS clients and
former Credit Suisse

clients are benefitting

from our combined

strength. We are

excited that

our clients will

enjoy
a greater offering, closer proximity and even better client

experience. And we are totally committed to

our Swiss
clients and our home market.

Slide 6 – A cornerstone of the Swiss

economy
UBS has grown into a global leader, but our identity has always been rooted in our Swissness.
Our heritage goes back over 160 years and

our story includes the integration of more than 500

financial
businesses, including banks, asset managers

and brokers. Each of these acquisitions and mergers

have enriched
our culture and contributed to our wealth of experience.
The acquisition of Credit Suisse is a continuation of

that story.
Credit Suisse itself has a long and rich history, going back to pioneer Alfred Escher in the middle of the 19th
century. For the vast majority of its history, it was a good and solid bank – both in Switzerland and internationally. It had built strong client relationships and a high quality workforce which we are excited to have
welcomed at UBS here in Switzerland.
Switzerland is not only UBS’s heritage and

home market. Today,

it remains one of the key pillars of the Group’s
strategy. It is also the region where we deploy around 30% of our capital which is more than any other region, and earn a similar proportion of revenues.
It is also where we employ most people. We are proud to be the country’s third largest private employer. We
invest a lot into developing the next generation

of talent, with 2,300 junior staff currently in our apprenticeship and trainee programs. This is equal to the sum of

the two banks pre-acquisition. And the survey

by Universum
recently showed that business students in Switzerland

choose UBS as their preferred employer. With 2.6 billion
in taxes paid by the corporation and our employees

in 2023, UBS is one of the country’s

largest taxpayers and
deeply embedded in the local economy, as purchases of goods and services for almost

4 billion francs per year
demonstrate. Furthermore, we are providing our home market

with around 350 billion Swiss francs in credit.
Our global reach, combined with our country-wide

footprint and cutting-edge products, services and
capabilities, makes us unique in Switzerland.

This has earned us the label best

bank in Switzerland in each of
the last 10 years.
It is our commitment and responsibility towards our clients

to be a reliable and stable partner. Not just when
the sun is shining but also, and even more importantly, in times of need.
We demonstrated this commitment during the Covid

crisis. We were able to play a leading role in establishing
the SME lending program and providing our clients with

much-needed liquidity in record speed.
And last year,

the UBS balance

sheet for all

seasons with a

strong capital position,

proven risk standards

and a
sustainable business model

allowed us

to do

even more.

We stepped

up when

we were

asked to

stabilize the
Swiss and international capital markets

by rescuing Credit Suisse.
Slide 3 – UBS stepped in at time of need
By the beginning of 2023, Credit Suisse’s structural

lack of profitability and growing funding gap had practically made it unviable.
In the Swiss Bank division, structural issues

were starting to hurt the bottom line even earlier, from the beginning of 2022. This is remarkable given the sharp

rise in interest rates during 2022 and 2023, which
provided a strong tailwind to bank profits across the board. Instead, Credit Suisse’s

Swiss Bank profits declined
by nearly half.
Clients got uncomfortable with this and the

growing list of scandals. Credit Suisse was slowly but steadily losing
the foundation of its existence – the trust of

its clients.

And this eventually led to two bank runs over

a time span of 6 months. The second of

those two proved the
final drop that caused the end of Credit Suisse as we knew

it.
But fortunately and to the benefit of the

Swiss economy and global financial markets,

UBS was stronger than
ever.
During that

last bank

run, a

significant portion

of the

deposits that

Credit

Suisse had

been losing

were being
transferred to us. That sign

of trust gave us the

confidence that we could stabilize

Credit Suisse as we stepped

in
to be part of the solution.
Slide 4 – Our strength and focus allowed us to stabilize

CS’s client franchise

And that is exactly what we did. Outflows turned

into inflows almost immediately following

the merger of the
holding companies in June of 2023. We stabilized Credit Suisse’s client franchise, protecting its value and most
importantly providing certainty and safety to clients.
We have also been successful in keeping our best staff.

We gained many great people from Credit Suisse who
are further thriving at UBS. And where advisors did decide to leave, we have been able to keep the vast
majority of the assets of the clients they served.
And contrary to

some of the

noise in the

public space, our

indicators show growing

support for the

combined
bank. For example, the surveys we conduct show improvements in people’s opinion of UBS across

Credit Suisse
clients

and

the

broader

public.

Our

strong

business

momentum

is

another

indicator.

And

we

frequently

get
unprompted feedback from clients that they are grateful that we rescued Credit Suisse.
Slide 5 – We are executing on our integration plans with discipline

The rescue of Credit Suisse and the subsequent business

stabilization was followed by an intense period
stretching over more than 20 weeks during which we thoroughly assessed various possible options for the
Swiss Bank. The conclusion of our thorough analysis

was that a full integration into UBS was the

only realistic
scenario given structural issues at Credit Suisse. We took

this decision in the best interest of stakeholders, most
important of which our clients, as well as

the Swiss financial center.
Since then, we have been executing on

the integration with focus and determination

– combining speed and
the necessary precaution. We have already achieved several key milestones so far. Most notably the successful
merger of our two Swiss legal entities on the 1st

of July of this year. This laid the foundation for the most
critical part of the process: migrating clients over

to the UBS platform – which will eventually

unlock the full
synergy potential. For some more complex clients

we have already started a manual onboarding process, but
for most clients in Switzerland, the migration

will happen in waves throughout 2025.
We are determined to make

this transition as easy

and seamless as possible

for our clients. And

we are excited at
the prospect of unlocking the full benefits of the merger for them. We will operate from one platform, allowing our clients to benefit from enhanced capabilities and

an expanded offering.

Slide 6 – Aligned CS Switzerland’s organization

setup to UBS’s, focusing on client

needs

Firstly, as we reported in April of this year,

we aligned the Credit Suisse business setup

to that of UBS to
support a more cohesive client experience.
At UBS, we are convinced our clients’ needs are best served

by business divisions which specialize on

specific
client needs, but closely collaborate on a regional level.

This model allows clients to benefit from global
products and expertise tailored to regional needs, while allowing us to unlock efficiencies of scale.
Credit Suisse’s financial and segment reporting was substantially different from UBS’s. The Credit Suisse Swiss
Bank perimeter, as you can see on this slide, contained much more than just the Personal and Corporate bank.
In the

rest of

this presentation

we will

focus on

the combined Personal

and Corporate Banking

division within
Switzerland. Where

we talk

about Credit

Suisse P&C,

both today

and in

terms of

historical figures,

we are

referring
to the aligned P&C scope within Credit Suisse, which

offers better transparency for comparisons.
Slide 7 – Reinforcing our position as the leading Swiss

personal and corporate bank

P&C will continue to be UBS’s second largest

division, contributing close to 30% of

the Group’s pre-tax profit.
In Personal Banking, we now serve over 3

million personal clients or around a third of Swiss households.

Clients
know us for our leading digital offering and premium

products and service.
Swiss corporate and institutional clients have

always been at the heart of both UBS

and Credit Suisse. What
differentiates us from competitors is our holistic offering and global connectivity. We now serve more than
200,000 corporate and institutional clients,

including a third of all corporates in Switzerland.

For large caps,
UBS and Credit Suisse’s footprints were very similar. However for other corporates and real estate clients and particularly in the SME space, UBS had a

significantly larger footprint, banking around 70% more firms than
Credit Suisse. And we remain fully focused on these clients.
In P&C, as is the case for the group as a whole, our

strategy did not change with the acquisition of

Credit
Suisse. It was enhanced, as was the offering in our Personal,

Corporate and Institutional clients.
Having said that, there are very few areas of the former Credit Suisse business that do not fit our proven risk
appetite or do not have a clear connection

to the Swiss economy. From these, we are reallocating capital and investment into our strategic franchises.
But let me be clear: Credit Suisse clients will be able to

find at UBS almost everything they had before – and
more. It is only in a few, small areas where this is not the case. And these areas add up to far less than

1% of
our business and client base. To give an example – we are discontinuing Factoring, a risky type of lending UBS
stopped years ago. Fewer than 200 clients

were using this service at Credit Suisse and we are working jointly with them to find alternatives, where possible.
But now let’s move on to what’s in it for our

clients.

Slide 8 – Private clients will benefit from even better services and digital capabilities

Personal Banking is strategic to our Swiss

business and clients will benefit from our

consistent investments into
products, services and capabilities.
Thanks to our country-wide reach, Credit Suisse clients

will have access to double the amount of branches
Credit Suisse had on its own. We are closing duplicate branch locations and will keep the best ones. And more
Credit Suisse clients will now get the service of a dedicated advisor.
For clients who can and want to conduct their

banking business online, we are Switzerland’s

most digital bank.
Over the past 3 years, we have invested more than

300 million francs into digitizing our products

and services,
and we have seen mobile banking app usage

increase by more than 40% in the last 18 months alone.
And investing in our digital capabilities continues

to be a top strategic priority for the

future. Our combined
scale gives us even more firepower, in terms of investment spend. And by combining the best digital and AI
experts across UBS and Credit Suisse, we will lift our already-leading digital offering to an even higher level. We
have compared our digital offering to CSX, and will create a “best of both worlds” experience by incorporating
some of its most attractive features before the migration.

And this

will benefit all of our clients.
We will

also continue to

operate Bank-now,

one of

Switzerland’s leading consumer finance

banks, as a

100%
subsidiary of UBS Switzerland AG.

Slide 9 – Combining the best of both worlds

for Swiss corporates and institutions
Combining the strong corporate and institutional franchises,

our clients will get access to an even broader set
of products and services.
For example, we now offer a full range of export

financing products for SMEs and for large corporates

in
Switzerland by embedding Credit Suisse’s complementary

capabilities as lead arranger.
All our clients can now benefit from the leading

strength of Credit Suisse’s mid-market capabilities. On the
other side, former Credit Suisse small-

and mid-sized clients can now use M&A

and succession planning services
for which a higher client-

and deal-size threshold existed at Credit Suisse. In this

way, we can provide an even
more comprehensive service to family-owned businesses

and SMEs.
To

support their corporate activities abroad, former Credit Suisse clients can now access our local coverage
teams providing corporate banking services in Hong

Kong, Singapore, New York and Frankfurt.
In IB research, clients from both the UBS and Credit Suisse sides have access to a broader coverage universe.
We have now expanded our coverage of Swiss-listed

stocks beyond the combined coverage of

both banks
before the merger which benefits both our corporate

and institutional clients.
And as we integrate our offering, we continue to

innovate. For example, we recently launched Instant

Business
Credit in e-banking for corporate clients.
So

as

you

can

see,

we

are

determined to

make

the UBS-Credit

Suisse

combination a

win/win for

clients and
shareholders. Only then we can create sustainable value

for the long run.

Slide 10 – Addressing the root causes of CS P&C’s issues
As we continue to focus on our clients,

we are also fixing Credit Suisse’s structural issues in P&C. A deeper dive
into these reveals a clear necessity to restructure certain parts of the business. Credit Suisse had realized this too
and had started addressing these issues in 2022. By

then it was too late.
Firstly, at UBS, building holistic client relationships is a strategic priority that fits with our disciplined approach to
capital. This was less the case historically at

Credit Suisse, which is why some client relationships are now over-
reliant on lending. Sometimes these loans were priced

at levels that did not reflect the underlying risks, or

did
not even cover the cost of capital. This issue was

made worse by declining trust that clients

had in CS – they
transferred their money out and did less and less business,

while their loan balances remained unchanged.
Secondly, risk standards were not adequately set and consistently enforced, resulting in a credit book that caused P&L volatility. Over the last year, Credit Suisse positions created 6 times as much stage 3 net credit impairments as UBS’s per billion of loans.
Personal Banking had a suboptimal footprint and

was chronically underinvested in. This led to

structurally low
profitability in that segment. The CSX app could only

go so far in masking the underlying issues

in the retail
segment as a whole.
And lastly, continuous deposit outflows left the bank with a significant and expensive loan overhang and
deposit shortfall of around 65 billion or nearly

30% of Credit Suisse Switzerland’s balance sheet at

the time.
And these issues undermined the profitability and stability

of Credit Suisse, which eventually became fatal.
Slide 11 – Restoring sustainable profitability levels

in line with the best-in-class
That’s why we are convinced – as we have always been

– that our business has to be sustainably

profitable.
Only a profitable business is a healthy business. It

is a prerequisite to remain a safe, strong and reliable partner to our clients and to the Swiss economy in the

long term.
One immediate priority therefore is to restore the profitability to the level that UBS achieved before the merger.
A pre-tax return on attributed equity of around 19% is

appropriate for a high-quality franchise like ours.
We

aim

to

get

back

to

this

level

by

capitalizing

on

opportunities

for

growth,

right-sizing

our

cost

base,

and
optimizing our balance sheet.
Slide 12 – Supporting clients while growing in strategic

areas
Starting with our opportunities for growth.
Switzerland is an economy known for its stability. Growth is modest, but steady and resilient.

Interest rates are
structurally low and on downward trajectory since

the Swiss National Bank was the first

across developed
countries to start cutting rates in March.
Considering these macro factors, we do see opportunities

to expand and grow faster than GDP in areas of
strategic importance.
And it starts with making sure all of our clients are aware of the benefits of the extended offering that is now
available for them.

Together with our Wealth Management division, we are also focused on growing our business with entrepreneurs. No other bank is able to cover the corporate

and private financial needs of these clients

as well
as we can. And that means no one else

is able to capture the value creation during the lifecycle of an
entrepreneur.
It starts with supporting business founders as

they set up and grow their company by delivering

the whole firm
to our clients. When the owner at some

point fully or partially sells the enterprise

– usually in an M&A
transaction or an IPO – we support the Entrepreneur’s transition to Investor and become their wealth manager.
As the entrepreneur’s wealth manager, we advise them on how to invest their liquidity. And often we can show them private market opportunities to invest

in other entrepreneurs’ businesses, which is where we go full circle.
Other

areas

where

we

see

growth

opportunities

are

our

leading

affluent

franchise

where

we

can

leverage
technology even better, asset servicing, retirement planning and sustainable finance.
Slide 13 – Generating synergies by removing duplications

where necessary

Credit Suisse’s riskier and more capital-intensive business

mix should have translated into a meaningfully

lower
cost/income ratio compared to UBS, but it didn’t.

Our cost/income ratios have been broadly similar

over the
years. That means Credit Suisse’s cost efficiency did not compensate for lower capital efficiency, which led to
sub-par return on equity.
Therefore an important lever to return to sustainable levels of profitability is to reduce costs, painful as they may
be.
Credit Suisse had already started this process when we merged.

A comprehensive restructuring plan was in
place, which we are continuing and accelerating where

possible.
In addition to that, we are removing duplication across all areas – technology, real estate, branch footprint and staff.
But integrating our operations will require significant investment.

We expect to incur over one and a half billion
Swiss francs for this purpose, demonstrating

the size of the task at hand.
On staff reductions, we expect the vast majority to come

from natural attrition, retirements and internal
mobility. In total and as we said upfront, we expect around 3,000 forced redundancies in Switzerland, of which
1,000 directly related to the integration of our Swiss

businesses.
We are committed to minimizing the impact on

employees by treating them fairly, providing them with financial support,

outplacement

services,

and

retraining

opportunities.

Our

aim

is

to

enable

those

affected

to

take
advantage of a

quite-healthy Swiss

job market, where

more open positions

in finance are

available than there

are
job seekers.

Slide 14 – Working with our clients to find solutions

in a challenging environment
Our clients are facing a challenging environment from an economic and monetary perspective. Interest rates are
much higher than what our clients have become

used to for more than a decade. And adding

to that pain,
deposit funding has become scarcer for banks, which

means loans increasingly have to be financed with

more
expensive capital market funding.

At the same time, export sectors have to deal

with a strong Swiss franc and slow growth in our main export markets. The manufacturing PMI is in contraction

territory for the last 18 months, which is longer

than during
the financial crisis.
As their partner and house bank, we are helping our

clients navigate the environment. We are doing this
despite higher liquidity and capital requirements which make it more expensive to deploy balance sheet. We are
also facing higher funding costs from having inherited

Credit Suisse’s funding imbalance.
At the same time, we have to address Credit Suisse’s

over-reliance on lending and inadequate pricing in order
to remain a beacon of strength for our clients.
When we merged, Credit Suisse had initiated substantial

balance sheet reductions. Lending exposure was being
reduced fast, especially in the Real Estate space. With

the added strength of UBS, we can address excessive
capital intensity in a much smarter and more holistic

way. We can afford

to take a long-term perspective. This
provides clients with more time and flexibility while we work towards sustainable profitability levels.
Our offer to clients is to broaden our relationship where needed. UBS’s strength is in our holistic approach to
client relationships. And this is part of our DNA and

valued by clients because they know

they can come to UBS
for all of their banking needs.
Where a broader relationship is not a viable option, we have to find a solution that is best for our client and

for
the firm – always with the aim to keep the client.

This can include higher prices to compensate

for the risks
taken by UBS in the form of lending.
It’s important to highlight that we have always

been very disciplined when it comes to

balance sheet
deployment at UBS. Regular reviews of economic profitability across our client relationships – new and existing
– were always part of that discipline.
Having these types of client conversations is never easy, but from my experience, the vast majority of our clients
understand the rationale.

Slide 15 – Our universal bank in Switzerland will

remain a key pillar of the Group’s strategy
Going back

to our

universal bank

comprising all

business areas

and clients

in Switzerland,

our commitment to
our home market is stronger than ever.
Underpinning this

commitment, we

aim to

maintain our

loan book

in Switzerland

at around

350 billion

Swiss
francs.
We want to be the partner of choice for customers

and to support them on all financial matters.
And we will remain a key pillar of the Swiss financial

center and the Swiss economy overall.
With that, let’s move to Q&A.

Fireside Q&A

with Máté

Nemes, UBS

European banking

analyst, and

Sabine Keller-
Busse, President Switzerland

and Personal & Corporate

Banking
Máté Nemes
Good morning from my side as well. My

name is Máté Nemes, I’m the Swiss banking

analyst at UBS. Sabine,
thank you for the presentation, very comprehensive. There are a few topics

I wanted to discuss a bit more in
detail with you. I think it’s clear that you’ve

accomplished a lot over a short period

of time. How are you feeling
about the Group, and specifically about P&C today?

What are the key areas that keep you busy?
Sabine Keller-Busse
Well, first of all, I think the integration as we have

progressed today is at the point where we can all be very
satisfied, having achieved all the milestones

we have set ourselves. So, since the decision

to really integrate the
Swiss business, we have moved diligently, focused, determined, and as I mentioned,

we have been able to
really achieve the significantly important milestone

of combining the two legal entities, by merging

the two
Swiss banks. And that was important because

it has given, for the employees now, really, another step change
– we are operating as one bank, you have all the employees

of Credit Suisse we could really welcome under the
UBS roof, working together. Having said that, we are still operating two product lines, so you have

UBS clients
on UBS products and IT platforms, Credit Suisse clients at

the IT platform. So that is definitely something that
will keep us busy going forward, ensuring we are preparing for that migration that is going to happen next
year.
Keeping busy, I would say,

obviously keeping close to clients is keeping

us very busy. Competition is very strong
in Switzerland and for us it’s important to really stay

close to the clients, make sure that all banking

services
that clients need, because while we are integrating, all

the needs are remaining. So that, we are really staying
close, being able to fulfil all these services,

and making sure that all clients get that commitment

delivered every
day. And as I said, so far we have done very, very well, we have been able to stabilize the client franchise, and we’ve even been able to attract 30 billion

net new deposits since the acquisition.

We have been able to even
keep the vast majority of clients, client assets

of those pockets where advisors have left. So a

lot of that keeps
us busy, and then something which keeps us always busy, but I think more than in the past as well, is what’s happening on the technology front. So we see GenAI,

we see innovation moving, and they’re not waiting.

So
here we are already very busy and focused in really making sure we are staying at the technological forefront,
embedding AI solutions in client services, in

supporting our client advisors. So it’s

quite, quite a lot.
Máté Nemes
It sounds so. So it is clear, I think, that tremendous effort has been going into the integration.

You’ve achieved
a lot, be it staff retention, be it expanded offering, be it organizational alignment. What do you see as the
biggest challenges today?
Sabine Keller-Busse
I would say one of the clearly biggest challenges

is something you haven’t done very often, which

is migrating a
huge, huge client franchise from one platform to

the other. So, I think this is something we are very focused on in preparing. I get a lot of support because we have

so many experts in the firm, so Mike

Dargan on his tech
department, Michelle Bereaux leading the integration.

So we are all working collectively and ensuring that

this,
we can really master that challenge and we are well prepared when we go into the next year.

Then I would say another challenge is, I’ve mentioned

that we’re now really, I would say,

offering even more to
our clients, that we are very committed, and our clients

feel it. So we have always been clear to the
commitment, but nevertheless there is something uncontrollable out there in the public, which is always
questioning what we are doing, and if we are doing the right thing. And I think it is important, and

that is one
of the reasons I have used this conference as well, to really make sure that it’s very clear that everybody
understands our commitment to Switzerland,

to the Swiss economy, but more importantly to all our clients.
And to really make sure everybody understands we are holding that commitment, so we are putting money
where our mouth is, so to speak, by committing this

350 billion of credit to our clients in Switzerland. Which
we have, I would say, the first time we are getting out with these numbers, but to me it’s important to, I would
say, to engage in that debate, and really make crystal clear that we are standing up and want to play this role in
Switzerland, it’s important to us.
Máté Nemes
That’s very clear, thank you. I wanted to switch gears a little bit and talk about, perhaps,

to another major
topic, which is an exogenous driver rather than

UBS-specific, and that is interest rates. The Swiss National

Bank
has been leading the charge globally in terms

of reducing, normalizing policy rates. I wanted

to ask you about
the impact of lower rates on the Swiss business.

How do you see that going forward?
Sabine Keller-Busse
Well, there are different angles if you look at it. So one angle obviously, if rates are lowered, usually this fuels a bit the economy, and helps the economy, because lending is better available, and at the same point in time, you can see a lot more activity on the investment product side.

And that benefits everybody because being

a
bank in a, I would say, economically,

thriving economy is helping.
But obviously as a bank we see it on our net

interest income line as well. So we’ve already given guidance that
on a quarterly comparison to the second quarter, for the third quarter we will see a low single-digit decline,
which is primarily driven by the second rate cut

happening in June that the SNB did,

the 25 bps, they went
down. And then we’ve provided some guidance on

comparing last year’s fourth quarter on annualized,

so for
’24 we would expect high single-digit impact,

and that means that we need to offset that

to the extent possible
through generating other income lines.
But having said that, here it’s beneficial to be part

of a broader Group, because if we are looking at the UBS as
a Group, and we are part of that Group obviously, we have a very diversified business mix. So if interest rates even moving down, we have other parts of

the bank which very much benefit. So in a

way we have a built-in
hedge being part of the Group.
Máté Nemes
Thank you, that makes a lot of sense.

I wanted to touch on another topic, and that

is, the risk environment. I
think Switzerland, rather uniquely in a global

context, avoided a meaningful, really high spike

in inflation, and
we have seen a certain benefit from the Swiss franc.

And now we are approaching a point where perhaps the
disadvantages are starting to outweigh the benefits.

I was wondering if you could talk a little

bit about what
you are seeing in the portfolio, how the current environment is impacting the business.
Sabine Keller-Busse
I think looking at the Swiss franc, here honestly the

strength of the Swiss franc I’m less worried. And as

we
were talking about interest rates, perhaps that pressure on the Swiss franc,

that upward pressure gets a bit
tempered. But looking back, how Swiss corporates have

done over the past periods when the Swiss

franc was
already very, very high, or very,

very strong, I think there is a high resilience. And I would say to the broader
large corporates space, they have learned

to deal with this, they have a trained muscle

on that end.

What we are seeing more, and this from seeing we’re now having the combined portfolio, so we will see
obviously some idiosyncratic situations in a

larger client population on credit losses.

But overall, looking into the
macroeconomics and seeing what’s happening, for

us relevant export markets – I was mentioning the
manufacturing purchase index earlier on, which is an

all-time low with growth projections – so that is
something obviously, for certain industries within the Swiss market, that is something that needs to be well
managed and we need to be very well aware of.

So overall, I would say we will remain on an elevated

level, as
we have seen now, but in a way a normalized form going forward.
Máté Nemes
Excellent, so both hands on the wheel. And on that

note, Sabine, I wanted to thank you very much

for your
presentation and the insightful discussion. It’s

a pleasure to have you here in Wolfsberg.
And those of you in the room, thank you for joining,

and watching the webcast, thank you for

watching.
Sabine Keller-Busse
Thank you. Thank you, Máté.

Cautionary statement

regarding

forward-looking statements

|

This document
contains statements

that constitute

“forward-looking statements,”
including but not limited to

management’s outlook for UBS’s

financial performance, statements

relating to the anticipated

effect of transactions and strategic
initiatives on UBS’s

business and future

development and goals

or intentions to

achieve climate, sustainability

and other social objectives.

While these forward-
looking statements

represent UBS’s

judgments, expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other
important factors could cause actual developments and results to differ materially from UBS’s expectations. In particular, terrorist activity and conflicts in the
Middle East, as well as the continuing

Russia–Ukraine war, may have significant impacts on

global markets, exacerbate global

inflationary pressures, and slow
global growth.

In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement, and

lead to

shortages of

vital commodities,
including energy

shortages and

food insecurity

outside the

areas immediately

involved in

armed conflict. Governmental

responses to

the armed

conflicts,
including, with respect

to the Russia–Ukraine war,

coordinated successive sets

of sanctions on

Russia and Belarus,

and Russian and

Belarusian entities and
nationals, and the uncertainty as to

whether the ongoing conflicts will widen and

intensify, may continue

to have significant adverse effects

on the market
and macroeconomic conditions, including in ways

that cannot be anticipated. UBS’s

acquisition of the Credit Suisse Group has materially

changed its outlook
and strategic direction

and introduced new

operational challenges. The

integration of the

Credit Suisse

entities into the

UBS structure

is expected to

take
between three and five

years and presents significant risks,

including the risks that UBS

Group AG may be

unable to achieve the

cost reductions and other
benefits contemplated by the

transaction. This creates significantly

greater uncertainty about forward-looking

statements. Other factors that

may affect UBS’s
performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of

its strategic

plans, including its

cost reduction

and efficiency

initiatives and

its ability

to manage

its levels

of risk-weighted assets

(RWA) and
leverage ratio denominator (LRD),

liquidity coverage ratio and

other financial resources,

including changes in RWA

assets and liabilities arising

from higher
market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing
market, regulatory and other conditions,

including as a result of the

acquisition of the Credit Suisse

Group; (iii) increased inflation and interest

rate volatility in
major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in
securities prices

or liquidity,

credit spreads,

currency exchange

rates, deterioration or

slow recovery

in residential

and commercial

real estate

markets, the
effects of economic

conditions, including

elevated inflationary

pressures, market developments,

increasing geopolitical tensions,

and changes to

national trade
policies on the financial position

or creditworthiness of UBS’s clients

and counterparties, as well

as on client sentiment and levels

of activity; (v) changes in the
availability of capital and funding, including

any adverse changes in UBS’s credit spreads and

credit ratings of UBS, Credit Suisse, sovereign issuers,

structured
credit products or credit-related exposures, as well as

availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity
(TLAC), in particular in light

of the acquisition of the Credit

Suisse Group; (vi) changes in

central bank policies or the

implementation of financial legislation
and regulation in Switzerland, the

US, the UK, the EU

and other financial centers

that have imposed, or resulted

in, or may do so in

the future, more stringent
or entity-specific capital, TLAC,

leverage ratio, net stable

funding ratio, liquidity and

funding requirements, heightened operational resilience

requirements,
incremental tax requirements, additional

levies, limitations on

permitted activities, constraints

on remuneration, constraints

on transfers of capital

and liquidity
and sharing of operational costs across the Group or other

measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to
successfully implement resolvability and

related regulatory requirements

and the potential

need to make

further changes to

the legal structure

or booking
model of UBS

in response to

legal and regulatory requirements

and any additional requirements

due to its

acquisition of the Credit

Suisse Group, or

other
developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and
prevention of money laundering to meet evolving

regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty
arising from domestic stresses in certain major economies; (x) changes in

UBS’s competitive position, including whether differences in regulatory capital and other requirements among the

major financial centers adversely affect

UBS’s ability to compete in

certain lines of business; (xi)

changes in the standards

of
conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting

with customers and in

the execution and handling

of customer transactions;

(xii) the liability to which

UBS may be exposed,
or

possible constraints

or

sanctions that

regulatory authorities

might impose

on UBS,

due to

litigation, contractual

claims and

regulatory investigations,
including the potential for disqualification from certain businesses,

potentially large fines or monetary penalties, or

the loss of licenses or privileges as a result
of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA, including as a

result of its acquisition

of the Credit Suisse

Group, as well as the

amount of capital available

for return to shareholders;

(xiii) the effects
on UBS’s business, in

particular cross-border banking, of sanctions,

tax or regulatory developments and

of possible changes in

UBS’s policies and practices;
(xiv) UBS’s ability

to retain and

attract the

employees necessary

to generate revenues

and to manage,

support and control

its businesses,

which may be

affected
by competitive factors; (xv) changes in accounting

or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss,
the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability

to successfully compete with both existing and new financial service providers, some of which may not
be

regulated to

the same

extent; (xvii)

limitations on

the effectiveness

of

UBS’s internal

processes for

risk management,

risk

control, measurement

and
modeling, and of financial

models generally; (xviii) the

occurrence of operational failures,

such as fraud,

misconduct, unauthorized trading, financial crime,
cyberattacks, data leakage and systems failures,

the risk of which

is increased with cyberattack threats

from both nation states and

non-nation-state actors
targeting financial institutions; (xix) restrictions on the ability of UBS Group AG and UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make

loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the
regulators of UBS’s operations in

other countries of their

broad statutory powers in

relation to protective measures, restructuring

and liquidation proceedings;
(xx) the degree to which changes

in regulation, capital or legal

structure, financial results or other factors

may affect UBS’s ability to maintain

its stated capital
return objective; (xxi) uncertainty

over the scope of actions

that may be required by UBS,

governments and others

for UBS to achieve goals

relating to climate,
environmental

and

social

matters,

as

well

as

the

evolving

nature

of

underlying

science

and

industry

and

the

possibility

of

conflict

between

different
governmental standards

and regulatory regimes;

(xxii) the ability

of UBS to

access capital markets;

(xxiii) the ability

of UBS to

successfully recover from

a disaster
or other business continuity problem due

to a hurricane, flood, earthquake, terrorist

attack, war,

conflict (e.g., the Russia–Ukraine war), pandemic, security
breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term
disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv)

the level of success in the

absorption of Credit Suisse, in the

integration of the two groups
and their businesses, and

in the execution of

the planned strategy regarding

cost reduction and divestment

of any non-core assets,

the existing assets and
liabilities of Credit Suisse, the level of

resulting impairments and write-downs, the effect of the consummation of the integration on the operational results,
share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption

and challenges for UBS to maintain
business, contractual

and operational

relationships; and

(xxv) the

effect that

these or

other factors

or unanticipated

events, including

media reports

and
speculations, may have on

its reputation and

the additional consequences that this

may have on

its business and performance. The

sequence in which the
factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS’s business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange
Commission (the SEC).

More detailed information

about those

factors is

set forth

in documents furnished

by UBS

and filings

made by

UBS with

the SEC,
including the UBS

Group AG and

UBS AG Annual

Reports on Form

20- F for

the year ended

31 December 2023.

UBS is not

under any obligation

to (and
expressly disclaims any obligation to) update or

alter its forward-looking statements, whether as

a result of new information, future events, or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director

UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
Date:

September 11, 2024